Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

June 1, 2017

Electronic Message from Prof. Dr. Aldo Belloni to Linde Employees

Subject:  Agreement for merger with Praxair signed

Dear colleagues,

Today we reached an important milestone. I am pleased to inform you that we have signed a binding agreement with our partner, Praxair, regarding a merger of our two companies. The “Business Combination Agreement” – BCA for short – is a significant step on the path to create, together, a new, stronger company.

My colleagues in the Executive Board and I are convinced that the merger with Praxair represents a major opportunity for Linde: Both companies complement each other in many respects. Together, we will create an even broader, truly global presence. We will combine our technological expertise and experience with Praxair’s competence in operating efficiency. We are positioning ourselves to capitalise over the long term on global growth trends driven in particular by digitalisation, and significant change in energy and demographics.

Together we can improve our cost structure as well as optimise our processes and conduct procurement more efficiently. With greater financial flexibility we would be in a position to invest more in future growth in the medium to long term. And together we would be considerably stronger in the area of research and development. All of that would give us important advantages over our competitors and enhance our attractiveness as an employer.

What we can achieve together exceeds what either company could achieve on its own. And I am firmly convinced that this merger will also create exciting long-term opportunities for our employees.

Contents of the Agreement

The contract we signed today regarding our merger of equals details how we want to bring together the two organisations. It builds upon the non-binding “term sheet” that we agreed with Praxair last December. As already determined in the previously agreed framework, the new company will operate under the Linde name. That underscores our long, successful tradition and the common roots of both companies. In addition, the contract establishes a host of principles and processes according to which the leadership of the new organisation will be constructed. The goal of this is to ensure that the interests of both sides are respected.

The new company is to be governed by a Board of Directors with an equal number of representatives from both Linde and Praxair. Professor Wolfgang Reitzle will serve as Chairman and Steve Angel will be the CEO and a member of the Board. The BCA establishes that three members of the Linde Executive Board will assume positions in the Management Committee of the new company. Bernd Eulitz and Christian Bruch will lead the areas of EMEA and Linde Engineering respectively. Sanjiv Lamba will be responsible for the business in the APAC region. The CFO and the two remaining Management Committee positions will come from Praxair. The new holding company will be incorporated in Ireland while its principal governance activities, including board meetings, will primarily be based in the UK. Steve Angel will be based in Danbury, Connecticut, USA and group corporate functions will be appropriately split between Danbury and Munich.

We will continue to fundamentally adhere to our locally-oriented business model. For the great majority of our employees, very little will change in our daily work as a result of the merger.

The Next Steps

Let me briefly summarise how things will proceed. First, the financial regulatory authorities in Germany and the United States must review certain filings. The Linde shareholders will be presented with a public exchange offer. Our shareholders can decide whether they wish to exchange their securities for shares in the new holding company. A host of competition authorities must approve the merger as well. Following receipt of the relevant approvals from the various authorities, we expect to complete the transaction in the second half of 2018.

In the meantime, an integration team, with representatives from both Linde and Praxair, will begin its work to prepare the integration of the new organisation. Because Linde and Praxair continue to compete with each other up until the merger is completed, the integration team will exchange information only within the terms of a strict legal framework. The actual integration of our two companies can only begin once all necessary approvals have been obtained.

Further Information

To provide more information about the merger, we will be holding a Town Hall Meeting with employees, a press conference for the media, and an analyst call for the investment community tomorrow. The Town Hall Meeting will be held at our Pullach site, where I look forward to personally giving you an overview of where we stand. Steve Angel, who is in Munich in connection with the signing of the agreement, will also participate in the event and introduce himself. All employees in our other Linde locations can follow the event live on our intranet.

As exciting as the outlook is for our new company, we must continue to concentrate on our daily business. The merger process will take many months and there will be no immediate changes in our work. It is crucial that we stay focused on delivering best quality products and services to our customers and continue to achieve the targets we committed to at various points, including with our global LIFT efficiency programme.

For the past year, we have demonstrated our ability to adapt our efficiency measures in various regions to the volatile economic environment. Your accomplishments and hard work have helped us to enter this agreement with Praxair from a strong position, a prerequisite for a well-positioned combined company.

I realise today’s announcement will raise questions that cannot all be answered at this early stage. However, change also represents tremendous opportunity. When we look back, we know that the greatest achievements frequently result from change that we either have accepted or in some cases have actively driven forward ourselves.

I trust that you will bring the same commitment to this next chapter of our Linde story. Thank you for your continued dedication to our company.

With best regards,

Aldo Belloni

______________________

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).  The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.